Exhibit 99.1

ASX, Nasdaq and Media Release

July 24, 2023

Opthea to Present at the 2023 Ophthalmology Innovation Summit

Melbourne, Australia; July 24, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that Dr. Megan Baldwin, the Company’s Chief Executive Officer will present at the 2023 Opthalmology Innovation Summit being held in Seattle, WA on July 27th, 2023.

Dr. Baldwin will provide an overview of the Company’s Phase 3 clinical program advancing OPT-302 for the treatment of wet AMD in the “Innovation Showcase” session taking place 8:35 am – 10:00 am (PT).

About the Ophthalmology Innovation Summit (OIS)

Founded in 2009, the OIS brings together entrepreneurs, clinical thought leaders, industry executives, start-up companies, and investment professionals in a single forum to showcase and discuss novel therapies targeting unmet clinical needs. Over the past decade, the OIS has grown into the Ophthalmology Innovation Source, offering an extensive range of media, events, and data that provide crucial insights and enable significant connections.

A copy of the presentation will be made available on Opthea’s website at www.opthea.com.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Megan Baldwin, CEO

Opthea Limited

Tel: +61 447 788 674

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com